UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

DIANTHUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

252828 108

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,873,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,873,833

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,857

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,752,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,752,830

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

1	NAME OF REPORTING PERSON Fairmount SPV III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,146
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,873,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,873,833

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,873,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,873,833

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,873,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 14,817,700 shares of Common Stock outstanding as of September 11, 2023.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Dianthus Therapeutics, Inc. (the “Company”). The address of the principal executive offices of the Company is 7 Times Square, 43rd Floor, New York, NY 10036.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund LP, a Delaware limited partnership (“Fund I”); (3) Fairmount Healthcare Fund II LP, a Delaware limited partnership (“Fund II”); (4) Fairmount SPV III, LLC, a Delaware limited liability company (“SPV”); (5) Peter Harwin; and (6) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount Funds Management, Fund I, Fund II and SPV are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount Funds Management serves as investment manager for Fund I and Fund II and the Class A member for SPV and may be deemed a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of any securities of the Company held by Fund I, Fund II and SPV. Fund I and Fund II have delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund I’s and Fund II’s portfolio, including the shares of Common Stock reported herein. Because Fund I and Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund I and Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As the Class A member for SPV, Fairmount Funds Management has the sole power to vote and the sole power to dispose of all of the securities held in SPV’s portfolio, including the shares of Common Stock reported herein. Because SPV has no voting or investment power over the reported securities it holds, SPV disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin, and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount Funds Management. Fairmount Funds Management, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount Funds Management, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through Fund I, Fund II and SPV, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 11, 2023, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 2, 2023, by and among the Company, Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Dianthus Therapeutics OpCo, Inc. (formerly Dianthus Therapeutics, Inc.), a Delaware corporation (“OpCo”), among other matters, Merger Sub merged with and into OpCo, with OpCo surviving as a wholly owned subsidiary of the Company (the “Merger”). In connection with the completion of the Merger, the Company changed its name from “Magenta Therapeutics, Inc.” to “Dianthus Therapeutics, Inc.”

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the SEC on May 3, 2023.

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $37,614,340. The source of the funding for the purchases of the Common Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Common Stock for investment purposes. The Reporting Persons acquired the shares of Common Stock through a combination of private placements prior to the consummation Merger and in the open market following the consummation of the Merger. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Common Stock except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Common Stock.

Mr. Kiselak serves as a member of the board of directors of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

The Reporting Persons own 12.7% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of September 11, 2023. The Reporting Persons’ securities consist of 1,873,833 shares of Common Stock.

OpCo Private Placements

In July 2019, SPV acquired an aggregate of 285,000 shares of OpCo Series Seed Preferred Stock at a price of $1.00 per share. In May 2021, Fund I and Fund II acquired an aggregate of 1,531,706 shares of OpCo Series Seed-2 Preferred Stock at a price of $3.9172 per share. In April 2022, Fund I and Fund II acquired an aggregate of 3,451,051 shares of OpCo Series A Preferred Stock at a price of $4.3465 per share. In May 2023, in connection with the execution of the Merger Agreement, Fund I and Fund II agreed to acquire an aggregate of 3,076,767 shares of OpCo common stock at a price of $5.09 per share, which such shares were acquired immediately prior to the consummation of the Merger.

Merger

Pursuant to the terms of the Merger Agreement, immediately prior to the effective time of the Merger, each share of OpCo Preferred Stock was converted into a share of OpCo common stock. At the effective time of the Merger, each outstanding share of OpCo common stock was exchanged for shares of Common Stock at an exchange ratio of approximately 0.2181 shares of Common Stock for each share of OpCo common stock. Accordingly, the Reporting Persons received an aggregate of 1,819,579 shares of Common Stock in connection with the Merger.

Open Market Purchases

On September 12, 2023, the Reporting Persons purchased an aggregate of 14,887 shares of Common Stock at a weighted average price of $10.85 per share. On September 13, 2023, the Reporting Persons purchased an aggregate of 9,367 shares of Common Stock at a weighted average price of $11.76 per share. On September 19, 2023, the Reporting Persons purchased an aggregate of 30,000 shares of Common Stock at a price of $13.20 per share.

Registration Rights Agreement

On September 11, 2023, the Company, OpCo and the certain former holders of OpCo common stock and OpCo pre-funded warrants, including Fund I, Fund II and SPV (the “OpCo Investors”), entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of certain shares of Common Stock that are held by the OpCo Investors from time to time. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Lock-up Agreements

In connection with the Merger, certain of OpCo’s executive officers, directors and stockholders, including Fund I, Fund II, SPV and Mr. Kiselak, entered into lock-up agreements (the “Lock-up Agreements”), pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, currently or thereafter owned, until 180 days after September 11, 2023. The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by the full text of the Lock-up Agreements, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 14,817,700 shares of Common Stock outstanding as of September 11, 2023. The Reporting Persons’ securities consist of 1,873,833 shares of Common Stock.

Fairmount Funds Management is the investment manager to Fund I and Fund II and the Class A member for SPV, and has voting and dispositive power over shares of Common Stock held on behalf of Fund I, Fund II and SPV. Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Fairmount Funds Management is entitled to a fee for managing and advising Fund I and Fund II based upon a percentage of the net asset value of Fund I and Fund II, as well as a performance fee if earned.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Registration Rights Agreement, dated September 11, 2023, by and among the Company, OpCo and certain parties thereto (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed with the SEC on September 12, 2023).

99.3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on May 3, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of September 21, 2023.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT SPV III, LLC

By: Fairmount Funds Management LLC, its Class A Member

/s/ Peter Harwin		/s/ Tomas Kiselak
Peter Harwin		Tomas Kiselak
Managing Member		Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak